John P. Johnston johnjohnston@velaw.com

Tel+1.212.237.0039 Fax+1.917.849.5307

February 5, 2013

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	PVR Partners, L.P.
Registration Statement on Form S-4
Filed December 18, 2012
File No. 333-185535

Dear Ms. Ransom:

On behalf of PVR Partners, L.P. (“PVR Partners”), Penn Virginia Resource Finance Corporation II (together with PVR Partners, the “Issuers”) and the additional registrant guarantors (together with the Issuers, the “Registrants”), we are submitting this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 4, 2013 (the “Comment Letter”), with respect to the above captioned filing (the “Registration Statement”).

Concurrently with this letter, the Registrants are electronically submitting Amendment No. 2 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933 (the “Securities Act”). The Amendment includes revisions made in response to comments of the Staff contained in the Comment Letter.

For your convenience, the exact text of the comments provided in the Comment Letter has been included in bold face type in the order presented in the Comment Letter. The Registrants’ response to each comment is set forth immediately below the text of the applicable comment. The information in this letter provided on behalf of the Registrants has been provided to us by the Registrants.

Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Vinson& Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow NewYork Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor NewYork, NY 10103-0040 Tel+1.212.237.0000 Fax+1.212.237.0100

Securities and Exchange Commission February 5, 2013 Page 2

General

1.	We note your response to comment 1 in our letter dated January 14, 2013 as well as your correspondence submitted via EDGAR stating that you are registering the senior notes and guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) and providing certain representations contained in our position enunciated in Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please expand these representations to further represent that, with respect to any broker-dealer that participates in the exchange offer with respect to outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with either of the registrants, any of the co-registrants or any of their respective affiliates to distribute the exchange notes.

Response: Concurrently with the electronic submission of the Amendment, the Registrants are providing the Staff with a supplemental letter, via EDGAR (“Supplemental Letter No. 2”), which amends and restates in its entirety Supplemental Letter No. 1 (filed on January 23, 2013). In Supplemental Letter No. 2, the Registrants represent that the transmittal letter or similar documentation to be executed by exchange offerees participating in the Exchange Offer will contain a provision requiring broker-dealers participating in the Exchange Offer with respect to Old Notes acquired for their own accounts as a result of market-making activities or other trading activities to confirm that they have not entered into any arrangement or understanding with the Registrants or affiliates of the Registrants to distribute the New Notes. Supplemental Letter No. 2 also contains the confirmations and representations contained in Supplemental Letter No. 1, including a confirmation that the Registrants are relying on the SEC’s position enunciated in the Exxon Capital Holdings Corp., SEC No-Action letter (April 13, 1988) and including the representations contained in the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The Registrants have revised the Registration Statement accordingly. Please see pages 18 and 72 of the Amendment.

Securities and Exchange Commission February 5, 2013 Page 3

Exhibits 5.2 and 5.3

2.	In each of these opinions, we note the disclosure in the first sentence of the last paragraph that “the opinion is rendered only to Vinson & Elkins L. L. P...and is solely for the benefit of Vinson & Elkins L.L.P. and is not to be used, circulated, quoted or otherwise relied upon for any other purpose without our prior written consent.” Please obtain and file revised opinions that do not include any implication that such opinion may not be transmitted or disclosed to investors or that investors are not entitled to rely on such opinion. Please refer to Section II.B.3.d. of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: Spilman, Thomas and Battle, PLLC, special Virginia and West Virginia counsel to the Registrants, has revised its opinions as requested to remove statements implying that such opinions may not be transmitted or disclosed to investors or that investors are not entitled to rely on such opinions. Please see the revised opinions of Spilman, Thomas and Battle, PLLC, filed as Exhibits 5.2 and 5.3 to the Amendment.

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Securities and Exchange Commission February 5, 2013 Page 4

Please direct any questions that you have with respect to the foregoing to the undersigned, at (212) 237-0039, or to Adorys Velazquez, at (212) 237-0036.

Sincerely,

/s/ John P. Johnston
John P. Johnston Vinson & Elkins L.L.P.

cc:	Bruce D. Davis, Jr. (PVR Partners, L.P.)